ASSET PURCHASE AGREEMENT

BY AND AMONG

NEXCEN BRANDS, INC.,

NEXCEN FIXED ASSET COMPANY, LLC,

NEXCEN BRAND MANAGEMENT, INC.,

BILL BLASS HOLDING CO., INC.,

BILL BLASS LICENSING CO., INC.,

BILL BLASS JEANS, LLC,

BILL BLASS INTERNATIONAL, LLC,

AND

PEACOCK INTERNATIONAL HOLDINGS, LLC

DATED AS OF DECEMBER 24, 2008

TABLE OF CONTENTS

ARTICLE I DEFINITIONS AND USAGE		1
1.1	Definitions	1
1.2	Usage	8
ARTICLE II PURCHASE AND SALE OF BUSINESS AND ASSETS		9
2.1	Purchase and Sale of Assets	9
2.2	Excluded Assets	9
2.3	Assumed Liabilities	10
2.4	Excluded Liabilities	10
2.5	Treatment of Intercompany Accounts Receivable and Accounts Payable	11
2.6	Purchase Price	12
2.7	Payment	12
2.8	Closing	12
2.9	Deliveries at Closing	12
2.10	Allocation	14
2.11	Non-Transferability	14
2.12	Accounts Receivable	15
ARTICLE III PARENT AND SELLERS' REPRESENTATIONS AND WARRANTIES		15
3.1	Organization; Good Standing	15
3.2	Authorization of Transaction	16
3.3	Noncontravention	16
3.4	Title to Assets; Sufficiency of Assets	16
3.5	Operation of the Business	16
3.6	Furnishings and Equipment	17
3.7	Contracts	17
3.8	Intellectual Property	18
3.9	Tax Matters	19
3.10	Legal Compliance	19
3.11	Litigation	19
3.12	Payment and Collections Practices; Customers and Suppliers	19
3.13	Insurance	20
3.14	Insolvency Proceedings	20
3.15	Brokers' Fees	20
3.16	Disclaimer of Other Representations and Warranties	20
ARTICLE IV BUYER'S REPRESENTATIONS AND WARRANTIES		21
4.1	Organization of Buyer; Good Standing	21
4.2	Authorization of Transaction	21
4.3	Noncontravention	21
4.4	Litigation	21

4.5	Brokers' Fees	22
4.6	Sufficient Funds	22
4.7	Insolvency Proceedings	22
4.8	No Reliance	22
4.9	Bill Blass Couture	22
4.10	Disclaimer of Other Representations and Warranties	23
ARTICLE V PRE-CLOSING COVENANTS		23
5.1	Reasonable Best Efforts; Cooperation	23
5.2	Notices and Consents	23
5.3	Operation of Business	23
5.4	Preservation of Business	23
5.5	Notice of Developments	24
5.6	Notice of Supplemental Disclosure	24
5.7	Access	24
5.8	Press Releases and Public Announcements	24
ARTICLE VI OTHER COVENANTS		25
6.1	Cooperation	25
6.2	Further Assurances	25
6.3	Litigation Support	25
6.4	Access; Enforcement	26
6.5	Non-Solicitation	26
6.6	Recording of Intellectual Property Assignments	27
6.7	Transfer Taxes	27
6.8	Blass Archives	27
6.9	Maintenance of Net Worth	27
ARTICLE VII CONDITIONS TO OBLIGATION TO CLOSE		27
7.1	Conditions to Buyer's Obligations	27
7.2	Conditions to Parent's and Sellers' Obligations	28
7.3	No Frustration of Closing Conditions	29
ARTICLE VIII INDEMNIFICATION		29
8.1	Survival of Representations and Warranties	29
8.2	Indemnification Provisions for Buyer's Benefit	29
8.3	Indemnification Provisions for Parent's and the Sellers' Benefit	30
8.4	Matters Involving Third Parties	30
8.5	Limitation on Indemnification; Calculation of Damages	31
8.6	Claims and Payment	33
8.7	Exclusive Remedy	33

ARTICLE IX TERMINATION		33
9.1	Termination of Agreement	33
9.2	Effect of Termination	34
ARTICLE X MISCELLANEOUS		34
10.1	Expenses	34
10.2	Entire Agreement	34
10.3	Incorporation of Annexes, Exhibits and Disclosure Schedules	34
10.4	Amendments and Waivers	34
10.5	Succession and Assignment	35
10.6	Notices	35
10.7	Governing Law	36
10.8	Submission to Jurisdiction; Service of Process	36
10.9	Waivers of Jury Trial	37
10.10	Specific Performance	37
10.11	Severability	37
10.12	No Third Party Beneficiaries	37
10.13	Mutual Drafting	37
10.14	Disclosure Schedule	37
10.15	Headings; Table of Contents	38
10.16	Counterparts; Facsimile Signatures	38

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this "Agreement") is entered into as of December 24, 2008, by and among NexCen Brands, Inc., a Delaware corporation ("Parent"), NexCen Fixed Asset Company, LLC, a Delaware limited liability company ("NFAC"), NexCen Brand Management, Inc., a Delaware corporation ("NBM"), Bill Blass Holding Co., Inc., a Delaware corporation ("Bill Blass Holdings"), Bill Blass Licensing Co., Inc., a New York corporation ("Bill Blass Licensing"), Bill Blass Jeans, LLC, a Delaware limited liability company ("Bill Blass Jeans"), Bill Blass International, LLC, a Delaware limited liability company ("Bill Blass International," and with NFAC, NBM, Bill Blass Holdings, Bill Blass Licensing, and Bill Blass Jeans, each individually, a "Seller," and collectively, the "Sellers"), and Peacock International Holdings, LLC, a New York limited liability company ("Buyer"). Parent, the Sellers and Buyer are referred to herein each individually as a "Party," and collectively as the "Parties".

RECITALS

WHEREAS, the Sellers own certain assets used primarily in the conduct of the Business (as defined below); and

WHEREAS, the Sellers desire to sell, and Buyer desires to purchase from the Sellers, certain assets of the Business, and to assume the liabilities associated therewith, on the terms and subject to the conditions set forth in this Agreement so as to permit Buyer to operate the Business.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

ARTICLE I
DEFINITIONS AND USAGE

1.1 Definitions. For purposes of this Agreement, the following terms and variations thereof have the meanings specified or referred to in this Section 1.1:

"Acquired Assets" means all of the Sellers' right, title, and interest in and to all of the assets of any Seller that are primarily used or intended for use in the Business as of the Closing Date: (a) Furnishings and Equipment; (b) Records; (c) Intellectual Property; (d) all rights under Contracts primarily relating to (x) the Business or (y) any asset set forth in this definition of "Acquired Assets," including those Contracts listed on Schedule 3.8 hereto, the "Transferred Contracts"); (e) Buyer Accounts Receivable; (f) the Blass Archives; and (g) all rights to the operation of the Business, including all goodwill in connection therewith; provided, however, that notwithstanding anything to the contrary, the Acquired Assets shall not include any Excluded Assets; and, provided, further, that if there are any Contracts relating to both the Business and non-Business activities of Sellers or

Parent, the Parties shall negotiate in good faith a treatment thereof which will carry out the purposes of this Agreement.

"Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Exchange Act.

"Agreement" has the meaning set forth in the preamble.

"Assumed Liabilities" has the meaning set forth in Section 2.3.

"Basket" has the meaning set forth in Section 8.5(a).

"Bill Blass Holdings" has the meaning set forth in the preamble.

"Bill Blass International" has the meaning set forth in the preamble.

"Bill Blass Jeans" has the meaning set forth in the preamble.

"Bill Blass Licensing" has the meaning set forth in the preamble.

"Blass Archives" means all products, samples, computer-aided designs, designs, drawings, paintings, illustrations, patterns, fabrics, artwork, advertising, books, prints, video and audio related to the Blass Brand, and all other such materials that primarily relate to the Business.

"Blass Brand" means the trademarks or brand names "Bill Blass", "BB design", "Bill by Bill Blass", "Blass by Bill Blass", "Blassport", "Bill Blass Nude", "Baby Blass", "Bill Bill Blass", "Bill Blass Amazing", "Bill Blass Home Décor", "Bill Blass New York", "Bill Blass Essentials," "Bill Blass Couture" and "Studio Bill Blass," whether alone or in combination with any other words, phrases or designs or any derivations thereof, abbreviations, acronyms, components, variations, simulations, logos or other formatives based on or including any of the foregoing or any other similar name, brand or mark, alone or in combination with any other similar name, brand mark or logo confusingly similar thereto, in all formats and styles created, licensed or utilized by Parent and/or Sellers or any Affiliate of Parent or Sellers, regardless whether used as a trademark, brand, trade name, domain name, doing-business or fictitious name, name of a corporation, limited liability company or other entity affiliated with Parent or Sellers.

"Blass Couture" means Bill Blass, LTD., LLC.

"Business" means the business that relates to the licensing of the Blass Brand for use in connection with the manufacture, sale and distribution of clothing and other goods; provided, however, that the definition of "Business" shall not include anything related to Blass Couture.

"Business Day" means any day other than a Saturday, a Sunday or a day on which banks located in New York, New York shall be authorized or required by law to close.

"Business Employee" means each employee of the Business (including employees on approved leaves of absence, sick leave and vacation leave).

"Business Intellectual Property" means the Blass Brand and any other Intellectual Property primarily used or intended for use in the Business as of the Closing Date.

"Buyer" has the meaning set forth in the preamble.

"Buyer Accounts Receivable" means those accounts receivable of any of the Sellers outstanding and uncollected at the Closing Date, including the uncollected accounts receivable listed on Schedule 3.12(a), which shall be the sole property of the Buyer.

"Buyer Indemnified Party" has the meaning set forth in Section 8.2.

"Cap" has the meaning set forth in Section 8.5(c).

"Cash" means cash, cash equivalents and liquid investments.

"Closing" has the meaning set forth in Section 2.8.

"Closing Date" has the meaning set forth in Section 2.8.

"Confidentiality Agreement" means the letter agreement, dated as of June 26, 2008, by and between Parent and Buyer, regarding the terms and conditions on which Parent would make available certain information.

"Contract" means any agreement, contract, license, sublicense, lease, sublease, indenture, mortgage, instrument, guaranty, loan or credit agreement, note, bond, customer order, purchase order, franchise, dealer and distributorship agreement, supply agreement, development agreement, joint venture agreement, promotion agreement, partnership agreement or other arrangement, understanding, permission or commitment, whether written or oral and including any right or obligation under any of the foregoing.

"Damages" has the meaning set forth in Section 8.2.

"Decree" means any judgment, decree, ruling, injunction, assessment, attachment, undertaking, award, charge, writ, executive order, administrative order or any other order of any Governmental Entity.

"Disclosure Schedule" has the meaning set forth in preamble of Article III.

"Disclosure Supplement" has the meaning set forth in Section 5.6.

"Employee Benefit Plan" means any "employee benefit plan" (as such term is defined in Section 3(3) of ERISA) and any other employee benefit plan, program or arrangement of any kind.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Excluded Assets" has the meaning set forth in Section 2.2.

"Excluded Liabilities" has the meaning set forth in Section 2.4.

"Furnishings and Equipment" means tangible personal property (other than Intellectual Property), including machinery, equipment, computers, furniture and works of art.

"GAAP" means accounting principles generally accepted in the United States.

"Governmental Entity" means any federal, state, local or foreign governmental or regulatory authority, agency, commission, court, body or other governmental entity.

"Indemnified Party" has the meaning set forth in Section 8.4(a).

"Indemnifying Party" has the meaning set forth in Section 8.4(a).

"Intellectual Property" means (a) all patents and patent applications; (b) all trademarks, service marks, trade dress, logos, slogans, trade names and Internet domain names, together with all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith; (c) all copyrights, and all applications, registrations and renewals in connection therewith; (d) all trade secrets, know-how, designs, drawings, methods, manufacturing and production processes and techniques and technology; and (e) all computer software, data and databases.

"Intellectual Property Assignments" has the meaning set forth in Section 2.9(a).

"IRC" means the Internal Revenue Code of 1986, as amended.

"Knowledge" of a Person (and other words of similar import) means the actual knowledge after reasonable investigation of (i) with respect to the Sellers, Kenneth J. Hall, Craig Hoffman and Ronald P. Fetzer, and (ii) with respect to Buyer, Cin Kim, Scott Patti and Peter Kim.

"Leased Real Property" means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real or immovable property that is primarily used in the Business.

"Leases" means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which the Sellers hold any Leased Real Property that is primarily used in the Business.

"Legal Requirement" means any U.S. federal, state, local, municipal, international, multinational or other administrative order, constitution, law, ordinance, principle of common law, regulation, rule, statute or treaty.

"Lender" means BTMU Capital Corporation.

"Liability" means any liability or obligation of whatever kind or nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated and whether due or to become due), including any liability for Taxes.

"License Agreement" means any Contract between a Seller and any Person pursuant to which a Seller has granted such Person the right to design, manufacture, sell or distribute goods under or using the Blass Brand.

"Licensee" means a Person who has entered into and as of the Closing Date is a party to a License Agreement with one or more of the Sellers.

"Lien" means any mortgage, pledge, lien, encumbrance, charge, security interest, option, right of first refusal, easement, mortgage, license to third party, security agreement or other encumbrance or restriction on the use or transfer of any property.

"Litigation" means any action, cause of action, suit, claim, investigation, audit, demand, hearing or proceeding, whether civil, criminal, administrative or arbitral, whether at law or in equity and whether before any Governmental Entity.

"Material Adverse Effect" means any effect or change that (i) has a material adverse effect on the Business, Acquired Assets, financial condition, operating results or operations, taken as a whole, of the Business or Acquired Assets, as appropriate, or (ii) would reasonably be expected to prevent or materially impede the consummation of the transactions contemplated by this Agreement; provided, however, that with respect to clause (i) only, no effects or changes arising or related to any of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: (a) general business or economic conditions not disproportionately and adversely affecting the Business (as compared to businesses of comparable size); (b) acts of God, calamities, national or international political or social conditions, including the engagement by any country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (c) financial, banking or securities markets (including any disruption thereof or any decline in the price

of securities generally or any market or index); (d) changes in law or in GAAP (or any interpretations thereof); (e) the taking of any action contemplated by this Agreement or any other Transaction Document; or (f) changes as a result of the announcement or pendancy of this Agreement.

"Minimum Claim Amount" has the meaning set forth in Section 8.5(b).

"NBM" has the meaning set forth in the preamble.

"NFAC" has the meaning set forth in the preamble.

"Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice.

"Parent" has the meaning set forth in the preamble.

"Party" or "Parties" have the meaning set forth in the preamble.

"Payoff Amount" means the amount set forth in the Payoff Letter necessary to repay the Indebtedness to be repaid at Closing pursuant to this Agreement.

"Payoff Letter" means the letter or letters provided by the Lender to the Sellers in connection with the repayment of certain Indebtedness to be repaid at Closing.

"Permitted Lien" means (a) Liens for Taxes not yet delinquent or which are being contested in good faith by appropriate proceedings; (b) mechanics', workmen's, repairmen's, warehousemen's, carrier's or other similar Liens, including all statutory liens, arising or incurred in the Ordinary Course of Business; (c) with respect to leased or licensed personal property, the terms and conditions of the lease or license applicable thereto; (d) with respect to real property, zoning, building codes and other land use laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the Business, except where any such violation would not reasonably be expected to individually or in the aggregate materially impair the use or operation of the affected property or the conduct of the Business thereon as it is currently being conducted; (e) Liens for any financing secured by an asset, where the financing obligation is an Assumed Liability and such asset is an Acquired Asset; (f) easements, covenants, conditions, restrictions and other similar matters affecting title to real property and other encroachments and title and survey defects that do not or would not materially impair the use or occupancy of such real property in the operation of the Business taken as a whole, (g) matters that would be disclosed on an accurate survey of the real property; and (h) other Liens, none of which, individually or in the aggregate, materially impairs the use or operations of the affected property or the conduct of the Business therewith as it is currently being used and conducted.

"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or any other entity, including any Governmental Entity or any group of any of the foregoing.

"Purchase Price" has the meaning set forth in Section 2.6.

"Records" means the books, records, ledgers, files, invoices, documents, work papers, correspondence, lists (including customer lists and supplier lists), plans, drawings, designs, specifications, creative materials, advertising and promotional materials, marketing plans, studies, reports, data and other printed materials.

"Representative" of a Person means the Person's controlled Affiliates and the officers, directors, managers, employees, advisors, representatives (including its legal counsel and its accountants) and agents of the Person and/or its controlled Affiliates.

"Securities Act" means the Securities Act of 1933, as amended.

"Seller Accounts Receivable" means those potential accounts receivable which, once due, are in respect of royalties for an accounting period which begins before and ends after the Closing Date. In any such case, Seller shall be entitled to an equal monthly proportion (one-third if the period is a three month period) of the accounts receivable once in existence for each month thereof during 2008, which proportion shall be included in Seller Accounts Receivable, and Buyer shall be entitled to an equal monthly proportion of the accounts receivable once in existence for each month thereof during 2009, which proportion shall be included in Buyer Accounts Receivable.

"Sellers" has the meaning set forth in the preamble.

"Seller Indemnified Party" has the meaning set forth in Section 8.3.

"Subsidiary" means, with respect to any Person, any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation's or other Person's board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred), are held by the Person or one or more of its Subsidiaries.

"Tax" or "Taxes" means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the IRC), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, whether computed on a separate or consolidated,

unitary or combined basis or in any other manner, including any interest, penalty or addition thereto, whether disputed or not.

"Tax Return" means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

"Termination Date" has the meaning set forth in Section 9.1(b).

"Third Party Claim" has the meaning set forth in Section 8.4.

"Transaction Documents" means this Agreement and all other Contracts, schedules, certificates or other documents being delivered pursuant to or in connection with this Agreement.

"Transfer Tax" has the meaning set forth in Section 6.7.

"Transferred Contracts" has the meaning set forth in the definition of Acquired Assets.

1.2 Usage.

(a) Interpretation. In this Agreement, unless a clear contrary intention appears: (i) the singular number includes the plural number and vice versa; (ii) reference to any Person includes such Person's successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually; (iii) reference to any gender includes each other gender; (iv) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof; (v) reference to any Legal Requirement means such Legal Requirement as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect at the time particular acts or conditions of compliance are to be determined, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Legal Requirement means that provision of such Legal Requirement in effect at the time a particular act or condition of compliance is to be determined and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision; (vi) "hereunder," "hereof," "hereto," and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof; (vii) "including" (and with correlative meaning "include") means including without limiting the generality of any description preceding such term; (viii) "or" is used in the inclusive sense of "and/or"; (ix) with respect to the determination of any period of time, "from" means "from and including" and "to" means "to but excluding"; and (x) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto.

(b) Legal Representation of the Parties. This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof.

ARTICLE II
PURCHASE AND SALE OF BUSINESS AND ASSETS

2.1 Purchase and Sale of Assets. On the terms and subject to the conditions of this Agreement, Buyer shall purchase from the Sellers, and the Sellers agree to sell, transfer, assign, convey and deliver to Buyer at the Closing all of the Acquired Assets as of the Closing free and clear of all Liens (other than Permitted Liens) for the consideration specified in this Article II.

2.2 Excluded Assets. Pursuant to this Agreement, Buyer is not acquiring, and the Sellers shall retain, all assets, rights and properties not used or intended for use primarily in the Business (except that, for the avoidance of doubt, no asset, right or property set forth in clause (a) through (g) of the definition of Acquired Assets shall be retained by the Sellers), and, as such, they are not included in the Acquired Assets (collectively, the "Excluded Assets"), including, without limitation:

(a) All assets relating to the Employee Benefit Plans, whether or not held in trust;

(b) All Contracts that have terminated or expired prior to the Closing Date, except those rights contained in License Agreements that expressly or by their nature survive expiration or termination;

(c) Any and all of the Sellers' rights in any Contract, other than a Transferred Contract, representing an intercompany transaction between a Seller or Parent and any of their Affiliates;

(d) Sellers' corporate minute books and records, such other books and records as pertain to the organization, existence or capitalization of the Sellers and duplicate copies of such records as are necessary to enable the Sellers to file its Tax Returns and reports, as well as any other records or materials relating to the Sellers generally and not involving or relating to the Acquired Assets;

(e) Claims for and rights to receive Tax refunds with respect to the Business or the Acquired Assets for periods ending prior to the Closing Date, and any notes, worksheets, files or documents relating thereto;

(f) all proceeds paid or payable by any insurance provider for any Acquired Asset that is destroyed or damaged prior to the date hereof under insurance policies covering or relating to Acquired Assets or Transferred Contracts;

(g) subject to Section 2.10, the Sellers' rights to receive any payments from third parties arising from the operation of the Business prior to the Closing Date;

(h) the Seller Accounts Receivable;

(i) any of the Parent's or Sellers' names, brands, marks or other Intellectual Property not used or intended for use in the Business, other than the Blass Brand; and

(j) All rights of the Sellers under this Agreement, any agreement, certificate, instrument or other document executed and delivered by the Sellers or Buyer in connection with the transactions contemplated hereby, or any side agreement between the Sellers and Buyer entered into on or after the date of this Agreement.

2.3 Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer shall assume and agree to pay, honor, discharge and perform when due, (a) any and all of the Sellers' liabilities, commitments and obligations (whether known or unknown, asserted or unasserted, liquidated or unliquidated, due or to become due) (i) arising under the Transferred Contracts to the extent such liabilities, commitments and obligations arise out of events which occurred on or after the Closing Date; (ii) arising out of the operation of the Business to the extent such obligations arise out of events which occurred on or after the Closing Date; and (b) the other liabilities, commitments and obligations expressly identified on Schedule 2.3 (collectively, the "Assumed Liabilities").

2.4 Excluded Liabilities.. Except as and to the extent expressly provided in Section 2.3, Buyer is not agreeing to, and shall not, assume any other liability, obligation, undertaking, expense or agreement of the Sellers of any kind, character or description, whether absolute, contingent, known, unknown, accrued, liquidated, unliquidated, contingent, executory or otherwise, and whether arising prior to or following the Closing, and the execution and performance of this Agreement shall not render Buyer liable for any such liability, obligation, undertaking, expense or agreement (all of such liabilities and obligations shall be referred to herein as the "Excluded Liabilities"). Without limiting the generality of the foregoing, the Excluded Liabilities shall include, and Buyer shall not assume or be liable for:

(a) Any liability, payment, obligation or duty under the Transferred Contracts arising out of events which occurred prior to the Closing Date;

(b) Any obligation to pay, reimburse or credit a Licensee or a customer of the Sellers in respect of a chargeback that arose in connection with the Sellers' shipment and sale of merchandise to a customer prior to the Closing Date;

(c) Any liability or obligation of Bill Blass Jeans or Bill Blass International under the Amended and Restated Brand Management Agreement dated August 15, 2008, with NBM;

(d) Any liability or obligation with respect to any Excluded Asset, whether arising prior to, on or after the Closing Date;

(e) Except as expressly assumed in Section 2.3, any liability, claim or obligation, contingent or otherwise, arising out of the operation of the Business or the ownership or use of any of the Acquired Assets prior to the Closing Date;

(f) Any liability or obligation arising out of any Contract that is not a Transferred Contract;

(g) Any of the Sellers' liabilities or obligations for expenses or fees incident to or arising out of the negotiation, preparation, approval or authorization of this Agreement or the consummation (or preparation for the consummation) of the transactions contemplated hereby (including all attorneys' and accountants' fees, and brokerage fees);

(h) Any liability or obligation for Taxes which is attributable to activities or events occurring prior to the Closing Date, and any liability or obligation of the Sellers for any Taxes attributable to activities or events occurring during any period on or after Closing Date excluding Taxes that are attributable to activities or events occurring with respect to the Business on or after the Closing Date;

(i) Any liability or obligation arising at any time relating to any employee, director or former employee or director of the Sellers;

(j) Any duty, obligation or liability arising at any time under or relating to any Employee Benefit Plan or any employee benefit plan, program or arrangement at any time maintained, sponsored or contributed or required to be contributed to by Parent or the Sellers or any ERISA Affiliate of Parent or the Sellers or with respect to which Parent, the Sellers or any ERISA Affiliate has or had any liability or potential liability;

(k) Any violation of any Legal Requirement, breach of warranty, tort or infringement by the Sellers or any Affiliate of the Sellers; and

(l) Any liability or obligation of the Sellers arising out of any litigation, proceeding, or claim by any Person relating to the Business as conducted on or prior to the Closing, whether or not such litigation, proceeding, or claim is pending, threatened, or asserted before, on, or after the Closing Date.

2.5 Treatment of Intercompany Accounts Receivable and Accounts Payable. All intercompany accounts receivable, intercompany accounts payable and other obligations due and owing between the Sellers and any of its Affiliates, other than a Transferred Contract, representing an intercompany transaction between a Seller and an Affiliate of a Seller shall be disregarded for

purposes of the transactions contemplated hereby and shall not be treated as Assumed Liabilities, Acquired Assets, Excluded Assets or Excluded Liabilities.

2.6 Purchase Price. Buyer agrees to pay, free and clear of and without reduction for any Tax due in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, to the Sellers at the Closing an amount (the "Purchase Price") equal to Ten Million Thirty Two Thousand Five Hundred United States Dollars ($10,032,500), payable as hereinafter provided, and Buyer shall assume the Assumed Liabilities.

2.7 Payment. At Closing, Buyer shall (a) pay to the Lenders the Payoff Amount by wire transfer of immediately available funds to the accounts specified in the Payoff Letter, (b) pay the Sellers the difference between the Purchase Price *less* the Payoff Amount by wire transfer of immediately available funds to an account or accounts specified by the Sellers prior to the Closing Date, and (c) assume the Assumed Liabilities.

2.8 Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at offices of Kirkland & Ellis LLP located at 153 East 53rd Street, New York, New York 10022 (or such other location as shall be mutually agreed upon by the Sellers and Buyer) commencing at 10:00 a.m. local time on a date (the "Closing Date") that is the second Business Day after all conditions to the obligations of the Sellers and Buyer to consummate the transactions contemplated hereby set forth in Article VII (other than conditions with respect to actions the Sellers and/or Buyer shall take at the Closing itself, but subject to the satisfaction or waiver of those conditions) have been satisfied or waived, or on such other date as shall be mutually agreed upon by the Sellers and Buyer prior thereto. The effective time of the Closing shall be deemed to be 12:01 a.m. on the Closing Date.

2.9 Deliveries at Closing.

(a) At the Closing, the Sellers shall deliver to Buyer the following duly executed documents and other items:

(i) The Payoff Letters reflecting all outstanding Indebtedness related to the Business to be repaid at Closing and any necessary releases as may be reasonably required to evidence the satisfaction of the Indebtedness related to the Business.

(ii) One or more executed bills of sale in form and substance reasonably satisfactory to Buyer transferring to Buyer all Furnishings and Equipment included in the Acquired Assets.

(iii) One or more executed assignment and assumption agreement(s) in form and substance reasonably satisfactory to Buyer assigning to Buyer the Transferred Contracts.

(iv) One or more executed assignment and assumption agreement(s) of the Intellectual Property included in the Acquired Assets and such instruments and other documents, in form and substance reasonably acceptable to Buyer (including with respect to notarization or legalization by apostile in accordance with the requirements of the applicable Government Entities), reasonably requested by Buyer to effectuate and record with the applicable Government Entities the transfer of the Intellectual Property included in the Acquired Assets from the Sellers to Buyer (collectively, the "Intellectual Property Assignments").

(v) A certified copy of the resolutions of Parent and each Seller authorizing the execution, delivery, and performance of this Agreement by Parent and each Seller and the consummation of the transactions provided for herein.

(vi) a certificate to the effect that each of the conditions specified in Sections 7.1(a) and Section 7.1(b) is satisfied in all respects.

(vii) evidence of the receipt of all third party consents or sublicenses from third parties and notices to or from third parties that are required to be delivered or obtained pursuant to Section 7.1(c) and delivered by Parent or the Sellers.

(viii) a non-foreign affidavit of Parent and each Seller dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under Treasury Regulations issued pursuant to Section 1445 of the IRC stating that Parent or each Seller, as applicable, is not a "foreign person" as defined in Section 1445 of the IRC.

(b) At the Closing, Buyer shall deliver to the Sellers the following duly executed documents and other items:

(i) the Purchase Price.

(ii) One or more bills of sale transferring to Buyer all Furnishings and Equipment included in the Acquired Assets executed by Buyer, in form and substance reasonably satisfactory to the Sellers.

(iii) One or more assignment and assumption agreement(s) assuming the Transferred Contracts and the Assumed Liabilities executed by Buyer, in form and substance reasonably satisfactory to the Sellers.

(iv) One or more Intellectual Property Assignments assigning and assuming the Intellectual Property included in the Acquired Assets executed by Buyer, in form and substance reasonably satisfactory to the Sellers.

(v) A certified copy of the resolutions of Buyer authorizing the execution, delivery and performance of this Agreement by Buyer and the consummation of the transactions provided for herein and therein.

(vi) a certificate to the effect that each of the conditions specified in Sections 7.2(a) and Section 7.2(b) are satisfied in all respects.

2.10 Allocation. Parent or the Sellers shall prepare a draft allocation of the Purchase Price (and all other capitalized costs) among the Acquired Assets in accordance with Section 1060 of the IRC and the Treasury regulations thereunder (and any similar provision of state, local or foreign law, as appropriate) and such draft allocation shall be delivered, for the Buyer's review and comment, within thirty (30) calendar days after the Closing Date. The Parties shall agree on a final allocation of the Purchase Price, and the Buyer, Parent and the Sellers shall report, act and file Tax Returns (including Internal Revenue Service Form 8594) in all respects and for all purposes consistent with such final allocation. Neither Buyer nor Parent or the Sellers shall take any position (whether in audits, Tax Returns or otherwise) which is inconsistent with such final allocation unless required to do so by applicable law.

2.11 Non-Transferability. Nothing contained herein shall be deemed by the Sellers or Buyer to constitute an agreement of the Sellers to assign or transfer (including, if applicable, solely for purposes of this Section 2.11, an assignment by operation of a change of control or event giving rise to any successor liability of any Person, or purported change of control or event giving rise to any successor liability of any Person) any Transferred Contract or Acquired Asset to Buyer in connection with the transactions contemplated hereby if an attempted assignment or transfer thereof without the consent of or notice to a third party thereto would constitute a breach or default thereof, cause or permit the acceleration or termination thereof or in any way materially and adversely affect the rights of the Sellers (as such rights would have existed prior to the attempted assignment or transfer) or Buyer (as such rights would have existed following the attempted assignment or transfer if this Section 2.11 did not apply to the assignment or transfer of such Transferred Contract or Acquired Asset) thereunder unless such consent has been delivered and/or such notice has been properly made. In the event that any Transferred Contract or Acquired Asset that would otherwise be assigned or transferred to Buyer pursuant to Section 2.1 cannot be assigned or transferred or a third party shall not provide its necessary consent to, or receive its notice of, such assignment or transfer, the Sellers shall assign and transfer to Buyer, to the extent legally possible and without causing any of the consequences to assignment or transfer in the immediately preceding sentence to occur, all of such Seller's right and title to and interests in and to each such Transferred Contract or Acquired Asset and, where necessary or appropriate, the Sellers shall be deemed to be Buyer's duly appointed agent for the purpose of completing, fulfilling and discharging all of Buyer's rights and Liabilities arising after the Closing Date with respect to each such Transferred Contract or Acquired Asset. The Sellers shall use their reasonable best efforts at Buyer's sole cost and expense to: (a) provide Buyer with the benefit in all material respects of each such Transferred Contract or Acquired Asset, including (i) enforcing any rights with respect to any such Transferred Contract or Acquired Asset (including the right to terminate in accordance with the terms thereof upon the request of Buyer), and (ii)

permitting Buyer to enforce any rights as if such Transferred Contract or Acquired Asset had been assigned or transferred to Buyer, and (b) to the extent the Sellers shall have failed to obtain the consent of all parties or to deliver notice to all parties prior to the Closing with respect to such Transferred Contract or Acquired Asset necessary to permit the assignment or transfer to Buyer of each such Transferred Contract or Acquired Asset without causing any of the consequences to assignment in the first sentence of this Section 2.11 to occur, and when all such consents shall have been obtained or notices have been delivered, assign and transfer such Transferred Contract or Acquired Asset to Buyer.

2.12 Accounts Receivable.

(a) The Parties acknowledge that Buyer shall not acquire any beneficial right or interest in Seller Accounts Receivable, and Seller shall not acquire any beneficial right or interest in Buyer Accounts Receivable. Buyer and Sellers agree to reasonably cooperate in the collection of both Seller Accounts Receivable and Buyer Accounts Receivable and shall promptly forward all proceeds collected to the Party entitled thereto.

(b) Notwithstanding anything to the contrary in this Section 2.12, promptly following the Closing, Buyer shall either set up its own post office box or make other arrangements for the collection of the accounts receivable generated by the Business following the Closing and shall direct Licensees of the Business to make payment to such post office box or provide them with appropriate notice regarding the place of payment and related instructions.

(c) Buyer and the Sellers shall provide to each other access to files, records and books of account for the purpose of verifying any funds that have been remitted to each to verify collection and disposition of the proceeds of the accounts receivable in accordance with this Section 2.12.

ARTICLE III
PARENT AND SELLERS' REPRESENTATIONS AND WARRANTIES

Each Seller, and Parent, as applicable, represents and warrants to Buyer that the statements contained in this Article III are true and correct as of the date of this Agreement, except as set forth in (i) any of the Parent's forms, reports and other documents required to be filed by Parent under the Securities Act or Exchange Act, as the case may be, or (ii) the disclosure schedule accompanying this Agreement (the "Disclosure Schedule"). The Disclosure Schedule shall be arranged in paragraphs corresponding to the lettered and numbered sections contained in this Article III and Article IV.

3.1 Organization; Good Standing.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation.

(b) Each Seller is a corporation or a limited liability company duly organized or formed and validly existing under the laws its state of incorporation or formation and has all requisite corporate or limited liability company, as applicable, power and authority to own, lease and operate its assets and to carry on its business as now being conducted.

3.2 Authorization of Transaction. Parent and each Seller has full power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and all other agreements contemplated hereby to which it is a party and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and all other agreements contemplated hereby to which Parent or a Seller is a party have been duly authorized by Parent or such Seller. This Agreement constitutes the valid and legally binding obligation of Parent and each Seller, enforceable against Parent and such Seller in accordance with its terms and conditions, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

3.3 Noncontravention. Except as set forth in Schedule 3.3, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby (including the assignments and assumptions referred to in Article II), will, (a) conflict with or result in a breach of the certificate of incorporation or bylaws, or other organizational documents, of Parent or any Seller, (b) violate any law or Decree to which Parent or any Seller is, or its respective assets or properties are, subject in respect of the Business, or (c) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any Contract to which Parent or any Seller is a party or by which it is bound in respect of the Business or to which any of the Acquired Assets is subject. Parent and each Seller is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Entity in order for the Parties to consummate the transactions contemplated by this Agreement or any other Transaction Document.

3.4 Title to Assets; Sufficiency of Assets.

(a) Except for the properties and assets that have been sold or otherwise disposed of by the Sellers in the Ordinary Course of Business, as of the Closing, each Seller has good and valid title to, or the right to use, the Acquired Assets, free and clear of all Liens (other than Permitted Liens), and each Seller shall convey at the Closing, subject to the operation of Section 2.11, good and valid title to, or such Seller's right to use, all of the Acquired Assets, free and clear of all Liens (other than Permitted Liens).

(b) Except for the Excluded Assets, the Acquired Assets include all of the assets, properties and rights of every type and description, real, personal, mixed, tangible and intangible that are used or intended for use primarily in the conduct of the Business as it is currently conducted.

3.5 Operation of the Business. Except as set forth on Schedule 3.5, as of the date of this Agreement, there has not been any change, event or condition of any character since December 31,

2007 that has had or would reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 3.5, and without limiting the generality of the foregoing, since December 31, 2007, each Seller has operated the Business in the Ordinary Course of Business, and during such time period, each Seller has not:

(a) sold, leased, transferred or assigned any material assets primarily related to the Business outside the Ordinary Course of Business;

(b) entered into any material Contract, which would be a Transferred Contract, outside the Ordinary Course of Business;

(c) made material modifications to, or terminated or cancelled any material Contract, which would otherwise have been a Transferred Contract, outside the Ordinary Course of Business;

(d) transferred, assigned, or granted any license or sublicense of any rights under or with respect to any material Business Intellectual Property, other than in the Ordinary Course of Business;

(e) suffered any extraordinary losses or waived any rights of material value, whether or not in the Ordinary Course of Business;

(f) experienced any material damage, destruction, or loss (whether or not covered by insurance) to the Acquired Assets; or

(g) committed to do any of the foregoing.

3.6 Furnishings and Equipment. The Sellers own or have a right of use of all Furnishings and Equipment necessary for the conduct of the Business by Sellers as presently conducted. Such items of Furnishings and Equipment are free from material defects, have been maintained in accordance with normal industry practice in all material respect and are in good operating condition and repair (subject to normal wear and tear) in all material respects.

3.7 Contracts. Schedule 3.7 lists the following Contracts to which each Seller is a party with respect to the Business that would constitute a Transferred Contract:

(a) any Contract for the lease of personal property to or from any Person providing for lease payments unpaid as of the Closing Date in excess of $5,000 per annum;

(b) any Contract for the purchase or sale of raw materials, commodities, supplies, products or other personal property, or for the furnishing or receipt of services, the performance of which will extend over a period of more than one year after the Closing Date, or involve unpaid consideration as of the Closing Date in excess of $5,000;

(c) any Contract pursuant to which the Business sells any products providing for any "most favored nation" pricing or other similar pricing;

(d) any License Agreement and any other Contract pursuant to which any Seller has granted any license, franchise or permit to any Person to use any of the Business Intellectual Property;

(e) any Contract providing for a partnership or joint venture;

(f) any Contract expressly restricting the ability of such Seller (or which would, after the Closing, restrict Buyer) from competing in any geographic region in any material respect;

(g) any settlement, conciliation or similar agreement, the performance of which will involve payment after the Closing Date by Buyer of consideration in excess of $5,000; or

(h) any other Contract the future performance of which involves consideration in excess of $5,000.

With respect to each Contract listed on Schedule 3.7: (A) such Contract constitutes the valid and legally binding obligation of the Seller(s) party thereto and, to Sellers' Knowledge, the counterparty thereto, enforceable against such Seller(s) and, to Sellers' Knowledge, the counterparty thereto in accordance with its terms and conditions, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity; and (B) except as set forth on Schedule 3.7(b), no Seller(s) party thereto nor, to Sellers' Knowledge, the counterparty thereto is in material breach or default that presently would permit or give rise to a right of termination, modification or acceleration thereunder or would be reasonably likely to give rise to contract damages of the Sellers in excess of $20,000.

3.8 Intellectual Property.

(a) Schedule 3.8(a) lists (i) each item of registered or patented Business Intellectual Property owned by any of the Sellers and (ii) each pending patent application or application for registration that any of the Sellers has filed with respect to any Business Intellectual Property. The Sellers collectively own, license or otherwise possess sufficient rights to use all Business Intellectual Property necessary for the operation of the Business as of the date hereof. Each item of registered or patented Business Intellectual Property listed on Schedule 3.8(a) is in good standing and subsisting, and is in full force and effect, except for those items of Intellectual Property that expire at the end of their term prior to the Closing Date or that are not material to the Business and that Sellers allowed to lapse in the Ordinary Course of Business.

(b) Except as set forth on Schedule 3.8(b), there are no pending claims or litigation and, to Sellers' Knowledge, no claim has been threatened, against any of the Sellers challenging the ownership or use of any Business Intellectual Property owned by Sellers. Except as set forth on

Schedule 3.8(b), to Sellers' Knowledge, no third party is infringing any Business Intellectual Property owned by the Sellers.

3.9 Tax Matters.

(a) The Sellers have filed all Tax Returns that they were required to file in connection with the ownership or operation of the Business. All such Tax Returns were correct and complete with respect to the ownership or operation of the Business in all material respects. All material Taxes owed by the Sellers shown on such Tax Returns have been paid to the extent due and payable. The Sellers have withheld and paid all Taxes required to have been withheld with respect to the ownership or operation of the Business, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(b) There is no material dispute or claim concerning any Tax liability of the Sellers with respect to the ownership or operation of the Business either (A) claimed or raised by any authority in writing or (B) as to which Sellers have Knowledge.

(c) Notwithstanding anything to the contrary set forth herein, all references to Taxes in this Section 3.9 are limited to Taxes relating to the Business, or Taxes for which Buyer could become liable as successor to or transferee of the Business or which could become a charge against or Lien on any of the Acquired Assets, and all references to Tax Returns are limited to returns of such Taxes. Notwithstanding anything to the contrary set forth herein, the representations and warranties set forth in this Section 3.9 are the exclusive representations and warranties of the Sellers regarding tax matters.

3.10 Legal Compliance. To the Sellers' Knowledge, the Sellers have complied with all material applicable laws relating to the Business.

3.11 Litigation. Schedule 3.11 sets forth each instance in which the Sellers (a) are subject to any outstanding Decree or (b) are a party to any Litigation.

3.12 Payment and Collections Practices; Customers and Suppliers. Since January 1, 2008, and except as otherwise set forth on Schedule 3.12(a), the Sellers have made all payments to their suppliers and collected all accounts receivables from their customers, in each case in the Ordinary Course of Business in all material respects. Schedule 3.12(b) lists (i) the ten (10) largest customers (by revenue) of the Business during the last completed fiscal year and (ii) the ten (10) largest suppliers (by cost) of the Business during the last completed fiscal year. Except as set forth on Schedule 3.12(a), Sellers have not been engaged in any material disputes with any such customer or supplier since January 1, 2008, that would be reasonably expected to result in a material decrease in the quantity of items purchased from the Business or in the quantity of items made available for purchase by the Business, respectively.

3.13 Insurance. The insurance coverage provided by the insurance policies maintained by Parent or the Sellers with respect to the Business: (a) is on such terms, (b) covers such categories of risk, (c) contains such deductibles and receptions, and (d) is in such amounts as, with respect to each of the criteria set forth in the foregoing clauses (a) through (d), is suitable and customary for the Business in all material respects. The Sellers are in compliance, and during the two (2) years prior to the date hereof have complied, in all material respects with the terms and provisions the policies for such coverage.

3.14 Insolvency Proceedings. Except as set forth on Schedule 3.14, no insolvency proceedings of any kind, including, without limitation, bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, affecting the Sellers or the Acquired Assets are pending or, to the Sellers' Knowledge, threatened. No Seller has made an assignment for the benefit of creditors or taken any action with a view to, or that would constitute a valid basis for, the institution of any such insolvency proceedings.

3.15 Brokers Fees. Neither Parent nor any Seller has entered into any Contract to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Buyer could become liable or obligated to pay.

3.16 Disclaimer of Other Representations and Warranties. Except for the representations and warranties contained in this Article III or expressly contained in any other Transaction Document, Parent, no Seller nor any other Person shall be deemed to have made any representation or warranty, express or implied, including, without limitation, as to the accuracy or completeness of any information regarding Parent or the Sellers, the Business, the Acquired Assets, the Assumed Liabilities or any other matter. Notwithstanding anything herein to the contrary, but without limitation of any representation or warranty expressly contained in this Article III or any other Transaction Document, PARENT AND THE SELLERS MAKE NO OTHER (AND HEREBY DISCLAIM EACH OTHER) REPRESENTATION, WARRANTY OR GUARANTY WITH RESPECT TO THE VALUE, CONDITION OR USE OF THE ACQUIRED ASSETS, WHETHER EXPRESS OR IMPLIED, INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. BUYER ACKNOWLEDGES THAT, SHOULD THE CLOSING OCCUR, BUYER WILL ACQUIRE THE ACQUIRED ASSETS AND ASSUME THE ASSUMED LIABILITIES IN AN "AS IS" CONDITION AND ON A "WHERE IS" BASIS, WITHOUT ANY REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, EXCEPT SUCH REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE III.

ARTICLE IV
BUYER'S REPRESENTATIONS AND WARRANTIES

Buyer represents and warrants to Parent and the Sellers that the statements contained in this Article IV are true and correct as of the date of this Agreement.

4.1 Organization of Buyer; Good Standing.. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws the State of New York and has all requisite power and authority to own, lease and operate its assets and to carry on its business as now being conducted.

4.2 Authorization of Transaction.

(a) Buyer has full power and authority (including full entity power and authority) to execute and deliver this Agreement and all other agreements contemplated hereby to which it is a party and to perform its obligations hereunder and thereunder.

(b) The execution, delivery and performance of this Agreement and all other agreements contemplated hereby to which Buyer is a party have been duly authorized by Buyer.

(c) This Agreement constitutes the valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with its terms and conditions, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

4.3 Noncontravention. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby (including the assignments and assumptions referred to in Article II) will (a) conflict with or result in a breach of the organizational documents of Buyer, (b) violate any law or Decree to which Buyer is, or its respective assets or properties are, or (c) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any Contract to which Buyer is a party or by which it is bound. Buyer is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Entity in order for the Parties to consummate the transactions contemplated by this Agreement or any of the other Transaction Document.

4.4 Litigation. There is no instance in which Buyer (a) is subject to any outstanding Decree or (b) is a party or, to Buyer's Knowledge, is threatened to be made a party to any Litigation, in either case, which would be reasonably likely to (i) result in any material Liability to Buyer with respect to the Business, or (ii) materially prevent, restrict or delay the consummation of the transactions contemplated hereby or any other Transaction Document.

4.5 Brokers Fees. Buyer has not entered into any Contract to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Parent or any Seller could become liable or obligated to pay.

4.6 Sufficient Funds. Buyer has sufficient funds to consummate the transactions contemplated hereby.

4.7 Insolvency Proceedings. No insolvency proceedings of any kind, including, without limitation, bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, affecting Buyer are pending or, to Buyer's Knowledge, threatened. Buyer has not made an assignment for the benefit of creditors or taken any action with a view to, or that would constitute a valid basis for, the institution of any such insolvency proceedings.

4.8 No Reliance.

(a) Buyer and their Representatives have inspected and conducted such reasonable reviews and analyses of the Business, including the Acquired Assets and the Assumed Liabilities, as desired by Buyer. The purchase of the Acquired Assets and the assumption of the Assumed Liabilities by Buyer and the consummation of the other transactions contemplated hereby by Buyer are not done in reliance upon any warranty or representation by, or information (including financial or other projections) from, Parent, any Seller, or any of their respective Affiliates or Representatives, of any sort, oral or written, except the representations and warranties specifically set forth in this Agreement (including the Disclosure Schedules and Exhibits hereto, and as qualified by the Disclosure Schedules). Buyer acknowledges and agrees that it has formed an independent judgment concerning the Business, the Acquired Assets and the Assumed Liabilities, including the condition, operations and prospects of the Business and the Acquired Assets, and Buyer has been furnished with or given full access to such information about the Business and its operations, as well as the Acquired Assets and the Assumed Liabilities as they have requested.

(b) Buyer acknowledges that it has received from the Sellers certain projections, forecasts and prospective or third party information relating to Sellers, the Business, the Acquired Assets, the Assumed Liabilities or any related topics. Buyer acknowledges that (A) there are uncertainties inherent in attempting to make such projections and forecasts and in such information, (B) Buyer is familiar with such uncertainties and is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections, forecasts and information so furnished, and (C) neither Buyer nor any other Person (including, without limitation, any Buyer Indemnified Party) shall have any claim against Parent or the Sellers or any of their respective directors, officers, Affiliates, agents or Representatives with respect thereto.

4.9 Bill Blass Couture. Notwithstanding anything to the contrary set forth herein or in any other Transaction Document, Buyer agrees and acknowledges that no rights to the Blass Couture business are being sold, transferred or otherwise assigned pursuant to this Agreement and that Parent or its Affiliates will seek to wind-down, liquidate, dissolve or otherwise cease to operate the Blass

Couture business and that Parent or its Affiliates may take any and all actions that they deem necessary, proper or appropriate in connection with such wind-down, liquidation, dissolution or cessation of the Blass Couture business, including filing a petition for relief under Chapter 7 of Title 11 of the United States Bankruptcy Code, II U.S.C. Sections 101 - 1532.

4.10 Disclaimer of Other Representations and Warranties. Except for the representations and warranties contained in this Article IV or expressly contained in any other Transaction Document, Buyer does not make any other representation or warranty. express or implied.

ARTICLE V
PRE-CLOSING COVENANTS

The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing (except as otherwise expressly stated to apply to a different period):

5.1 Reasonable Best Efforts; Cooperation. Each of the Parties shall use its reasonable best efforts to take all action and to do all things necessary in order to consummate and make effective the transactions contemplated by this Agreement (including, without limitation, satisfaction, but not waiver, of the conditions to the obligations of the Parties to consummate the transactions contemplated hereby set forth in Article VII), except as otherwise provided in Section 5.2.

5.2 Notices and Consents.

(a) The Sellers shall give any notices to third parties, and each of the Parties shall use its commercially reasonable efforts to obtain any third party consents or sublicenses, in connection with the matters referred to in Schedule 5.2(a) or as are otherwise necessary and appropriate to consummate the transactions contemplated hereby.

(b) Each of the Parties shall give any notices to, make any filings with, and use its commercially reasonable efforts to obtain any authorizations, consents, and approvals of Governmental Entities in connection with the matters referred to in Schedule 5.2(b) or as are otherwise necessary and appropriate to consummate the transactions contemplated hereby.

5.3 Operation of Business. Except as contemplated hereby or as set forth on Schedule 5.3, the Sellers shall not engage in any practice, take any action or enter into any transaction with respect to the Business outside the Ordinary Course of Business in any material respects. Without limiting the generality of the foregoing, no Seller shall engage in any practice, take any action or enter into any transaction of the sort described in Section 3.5 or otherwise inconsistent with the purposes of this Agreement.

5.4 Preservation of Business. Except as set forth on Schedule 5.4, the Sellers shall use commercially reasonable efforts to keep the Business substantially intact in all material respects,

including maintaining its present operations, working conditions and relationships with suppliers, customers and employees.

5.5 Notice of Developments. Parent, the Sellers and Buyer shall give prompt written notice to the other Party of the existence of any fact or circumstance, or the occurrence of any event, which would be reasonably likely to cause a condition to a Party's obligations to consummate the transactions contemplated hereby set forth in Article VII not to be satisfied as of a reasonably foreseeable Closing Date; provided, however, that the delivery of any such notice pursuant to this Section 5.5 shall not be deemed to amend or supplement this Agreement and the failure to deliver any such notice shall not constitute a waiver of any right or condition to the consummation of the transactions contemplated hereby by any Party.

5.6 Notice of Supplemental Disclosure. Without limiting the obligations of the Sellers contemplated by Section 5.5, prior to the Closing Date, the Sellers may inform Buyer pursuant to this Section 5.6 that any representation or warranty of the Sellers was inaccurate when made as of the date hereof, and/or would be inaccurate if made as of the Closing Date, and provide a supplement to the Disclosure Schedule to correct such inaccuracy (a "Disclosure Supplement"). If the inaccuracies contemplated by such Disclosure Supplement are sufficiently material to prevent, after a reasonable period in which to cure such inaccuracy, the satisfaction of the condition set forth in Section 7.1(a), Buyer may terminate this Agreement within ten (10) Business Days after receipt by Buyer of such Disclosure Supplement. If Buyer shall not have exercised such right of termination by such date, the Disclosure Schedule shall be deemed to have been amended (effective as of the date of this Agreement) to add such Disclosure Supplement.

5.7 Access.

(a) Upon request by Buyer, the Sellers shall permit Buyer and its Representatives to have reasonable access during normal business hours, and in a manner so as not to interfere unreasonably with the normal business operations of the Sellers, to all premises, properties, personnel, Records and Contracts of or related to the Business; provided, however, that, for avoidance of doubt, the foregoing shall not require any Party to waive, or take any action with the affect of waiving, its attorney-client privilege with respect thereto. Except in response to a request contemplated by the first sentence of this Section 5.7, during the period from the date hereof and ending on the Closing Date, Buyer shall not, and shall cause its Representatives not to, contact any employees, customers, suppliers or licensors of the Business in connection with or pertaining to any subject matter of this Agreement except with the prior written consent of the Sellers.

(b) All information obtained pursuant to this Section 5.7 shall be subject to the terms and conditions of the Confidentiality Agreement.

5.8 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the existence or subject matter of this Agreement without the prior written approval of the other Party; provided, however, that any Party may make any public

disclosure it believes in good faith is required by applicable law or any listing requirement (including, without limitation, the listing requirements of the NASDAQ Global Market and securities laws applicable to Parent) or trading agreement concerning its publicly-traded securities (in which case the disclosing Party shall use its reasonable best efforts to advise the other Party prior to making the disclosure). Buyer acknowledges and agrees that Parent shall be required to file a Current Report on Form 8-K disclosing the transactions contemplated by this Agreement and attaching as an exhibit thereto a copy of this Agreement.

ARTICLE VI
OTHER COVENANTS

The Parties agree as follows with respect to the period from and after the Closing:

6.1 Cooperation. The Parties shall cooperate with each other, and shall use their commercially reasonable efforts to cause their respective Representatives to cooperate with each other, to provide an orderly transition of the Business from the Sellers to Buyer and to minimize the disruption to the Business resulting from the transactions contemplated hereby.

6.2 Further Assurances. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, subject to the terms and conditions of this Agreement, at any Party's request and sole cost and expense, each Party shall take such further action (including, without limitation, the execution and delivery to any other Party of such other reasonable instruments of sale, transfer, conveyance, assignment, assumption and confirmation, providing materials and information) as another Party may reasonably request as shall be reasonably deemed necessary to transfer, convey and assign to Buyer all of the Acquired Assets and to confirm Buyer's assumption of the Assumed Liabilities. Without limiting the provisions of this Section 6.2, to the extent that either Buyer or the Sellers discover any additional assets or properties, including any Intellectual Property, which should have been transferred or assigned to Buyer as Acquired Assets but were not so transferred or assigned, Buyer and the Sellers shall cooperate and execute and deliver any instruments of transfer or assignment reasonably necessary to transfer and assign such asset or property to Buyer. Without limiting the provisions of this Section 6.2, to the extent that either Buyer or the Sellers discovers any assets or properties, including any Intellectual Property, which is an Excluded Asset which was inadvertently or otherwise mistakenly transferred or assigned to Buyer, Buyer and the Sellers shall cooperate and execute and deliver any instruments of transfer or assignment reasonably necessary to transfer and assign such asset or property back to the Sellers.

6.3 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any Litigation commenced by any third party with respect to (i) any transaction contemplated by this Agreement or any other Transaction Document or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction on or prior to the Closing Date involving the Business, the other Party shall cooperate with the contesting or defending Party and its counsel in the contest or defense, make available its personnel and provide such testimony and access to its books and records as shall be

reasonably necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor pursuant to Article VIII); provided, however, that, for avoidance of doubt, the foregoing shall not require any Party to waive, or take any action with the affect of waiving, its attorney-client privilege with respect thereto.

6.4 Access; Enforcement. From and after the Closing, upon request by any Party, each other Party shall permit the requesting Party and its Representatives to have reasonable access during normal business hours, at the sole cost and expense of the requesting party, and in a manner so as not to interfere unreasonably with the normal business operations of the other Party, to all premises, properties, personnel, Records and Contracts of or related to the Business, the Acquired Assets, the Assumed Liabilities, the Excluded Assets or the Excluded Liabilities; provided, however, that, for avoidance of doubt, the foregoing shall not require any Party to waive, or take any action with the affect of waiving, its attorney-client privilege with respect thereto. Without limiting the generality of the immediately preceding sentence, such access may be for the purposes of (i) preparing Tax Returns, (ii) monitoring or enforcing rights or obligations of any Party under any of the Transaction Documents, (iii) complying with the requirements of any Governmental Entity, or (iv) determining or enforcing the rights or obligations of any Seller Indemnified Party or any Buyer Indemnified Party. Each Party agrees to maintain the files or records which are contemplated by the first sentence of this Section 6.4 in a manner consistent in all material respects with its document retention and destruction policies, as in effect from time to time.

6.5 Non-Solicitation.

(a) For a period of three years from the Closing Date, neither Parent, any Seller or their respective Affiliates shall, directly or indirectly, on its own behalf, as an agent of, on behalf of or in conjunction with, or as a member, partner or shareholder of, any other firm, corporation or other entity or Person, induce or attempt to induce any former licensee, independent contractor, manufacturer or supplier of the Sellers with respect to the Business, to terminate his or her business relationship, as applicable, with Buyer or its Affiliates.

(b) For a period of three years from the Closing Date, Buyer and Buyer's Affiliates shall not directly or indirectly, on its own behalf, as an agent of, on behalf of or in conjunction with, or as a member, partner or shareholder of, any other firm, corporation or other entity or Person:

(i) induce or attempt to induce any employee, officer, manager or director of Parent or the Sellers or any of Sellers' Affiliates (other than the Business Employees) to leave his or her respective place of employment or in any way interfere with the relationship between such Seller and any such individual, or

(ii) hire directly or through another entity any Person (other than the Business Employees) who was an employee, manager or director of Parent or the Sellers or any of Sellers' Affiliates at any time during the aforesaid three-year period.

Notwithstanding the restrictions of this Section 6.5, Buyer shall have the right to hire directly or indirectly any Business Employee of Seller who worked primarily in the Business.

6.6 Recording of Intellectual Property Assignments. The Sellers and Buyer shall cooperate to timely record and file the Intellectual Property Assignments, at Buyer's sole cost and expense, with the appropriate Governmental Entities as promptly as practicable following the Closing.

6.7 Transfer Taxes. Buyer and Sellers shall each pay one-half of any stamp, documentary, registration, sale, transfer, added-value or similar tax (a "Transfer Tax") imposed under applicable law in connection with the transactions contemplated by Article II of this Agreement. The Sellers and Buyer shall cooperate to prepare and timely file any Tax Returns required to be filed in connection with Transfer Taxes described in the immediately preceding sentence.

6.8 Blass Archives. Buyer and Sellers shall cooperate to relocate the Blass Archives to a location designated by Buyer, at Buyer's sole cost and expense, on or prior to December 31, 2008. Pending the relocation set forth in this Section 6.8, Buyer shall be entitled to access and use of the Blass Archives at their present location during normal business hours, and Sellers shall use their commercially reasonably efforts to cause such Blass Archives to be available to Buyer at such location and at such times.

6.9 Maintenance of Net Worth. During the period beginning on the Closing Date and ending on the first anniversary thereof, Buyer's net worth (being the excess of the aggregate book value of Buyer's assets over the aggregate of the book value of its liabilities) shall, at all times, not be less than $3,000,000.

ARTICLE VII
CONDITIONS TO OBLIGATION TO CLOSE

7.1 Conditions to Buyer Obligations. Buyer's obligation to consummate the transactions contemplated hereby in connection with the Closing is subject to satisfaction or waiver of the following conditions:

(a) the representations and warranties set forth in Article III shall be true and correct at and as of the Closing Date as if made at and as of such time (in either case, except to the extent expressly made as of an earlier date, in which case as of such date as if made at and as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "material," "material adverse effect" or "Material Adverse Effect" set forth therein other than the first sentence of Section 3.5 which shall be read with "Material Adverse Effect" included as written) has not resulted in a Material Adverse Effect on the Business;

(b) Parent and each Seller shall have performed and complied with their covenants hereunder through the Closing in all material respects;

(c)(i) all notices to third parties referred to in Schedule 5.2(a) to have been delivered on or prior to the Closing shall have been delivered, and all third party consents or sublicenses referred to in Schedule 5.2(a) to have been received on or prior to the Closing shall have been received, except where the failure to deliver such notices or to receive such consents or sublicenses would have a Material Adverse Effect on the Business, and (ii) Buyer shall have received evidence of each of the foregoing reasonably satisfactory to it;

(d) all applicable waiting periods (and any extensions thereof) under any antitrust or non-competition law shall have expired or otherwise been terminated and Parent, the Sellers and Buyer shall have received all other authorizations, consents and approvals of Governmental Entities referred in Schedule 5.2(b) to have been received on or prior to the Closing, and Buyer shall have received evidence of each of the foregoing reasonably satisfactory to it;

(e) no Decree or Litigation shall be pending which would be reasonably expected to (i) prevent consummation of any of the transactions contemplated by this Agreement, or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation thereof; and

(f) each delivery contemplated by Section 2.9(a) to be delivered to Buyer shall have been delivered.

7.2 Conditions to Parent and Sellers Obligations. Parents and the Sellers' obligation to consummate the transactions contemplated hereby in connection with the Closing are subject to satisfaction or waiver of the following conditions:

(a) the representations and warranties set forth in Article IV shall be true and correct at and as of the Closing Date as if made at and as of such time (in either case, except to the extent expressly made as of an earlier date, in which case as of such date as if made at and as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "material," "material adverse effect" or "Material Adverse Effect" set forth therein) has not resulted in a Material Adverse Effect on the ability of Buyer to consummate the transactions contemplated hereby without material delay or diminution of the benefits hereunder;

(b) Buyer shall have performed and complied with its covenants hereunder through the Closing in all material respects;

(c) all applicable waiting periods (and any extensions thereof) under any antitrust or non-competition law shall have expired or otherwise been terminated and Sellers and Buyer shall have received all other authorizations, consents and approvals of Governmental Entities referred in Schedule 5.2(b) to have been received on or prior to the Closing, and the Sellers shall have received evidence of each of the foregoing reasonably satisfactory to them;

(d) no Decree or Litigation shall be pending which would be reasonably expected to (i) prevent consummation of any of the transactions contemplated by this Agreement, or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation thereof; and

(e) each delivery contemplated by Section 2.9(b) to be delivered to the Sellers shall have been delivered.

7.3 No Frustration of Closing Conditions. Neither Buyer, Parent nor the Sellers may rely on the failure of any condition to its obligation to consummate the transactions contemplated hereby set forth in Section 7.1 or Section 7.2, as the case may be, to be satisfied if such failure was caused by such Party's failure to use its reasonable best efforts (or commercially reasonable efforts, with respect to those matters contemplated by Section 5.2) to satisfy the conditions to the consummation of the transactions contemplated hereby or other breach of a representation, warranty or covenant hereunder.

ARTICLE VIII
INDEMNIFICATION

8.1 Survival of Representations and Warranties. The representations and warranties of the Parties shall survive the Closing and shall remain in full force and effect thereafter until the first (1st) anniversary of the Closing Date, after which time they shall be of no further force or effect and upon which no claim for indemnification may be made with respect to breaches thereof; provided; however, that the representations and warranties set forth in Section 3.2 and Section 4.2 shall survive the Closing and remain in full force and effect thereafter until the expiration of the applicable statute of limitations and the representations and warranties set forth in Section 3.16, Section 4.8 and Section 4.10 shall survive indefinitely. The Parties each acknowledges that it expressly intends to shorten the statute of limitations for claims or causes of action based upon, directly or indirectly, any of the representations and warranties contained in this Agreement as provided in this Section 8.1.

8.2 Indemnification Provisions for Buyer Benefit. Subject to the limits set forth in this Article VIII, from and after the Closing, Parent shall defend and hold Buyer and its Affiliates and their respective officers, directors, stockholders, employees, agents and representatives (each, a "Buyer Indemnified Party") harmless from and against any and all actual losses, claims, liabilities, debts, damages, fines, penalties, costs (in each case including, without limitation, reasonable out-of-pocket expenses (including, without limitation, reasonable fees and expenses of counsel)) that they incur (collectively, "Damages") as a result of:

(a) any misrepresentation or breach of any representation or warranty of Parent or each Seller set forth in this Agreement or in any certificate or other instrument furnished by Parent of any Seller to Buyer pursuant to this Agreement;

(b) any failure to perform any covenant or agreement of Parent or the Sellers set forth in this Agreement or the agreements and instruments contemplated herein;

(c) the ownership or operation of the Excluded Assets; or

(d) any Excluded Liability.

8.3 Indemnification Provisions for Parent and the Sellers Benefit. Subject to the limits set forth in this Article VIII, from and after the Closing, Buyer shall defend and hold Parent and its respective Affiliates, including each Seller, and their respective officers, directors, stockholders, employees, agents and representatives (each, a "Seller Indemnified Party") harmless from and against any and all Damages incurred as a result of:

(a) any misrepresentation or breach of any representation or warranty of Buyer set forth in this Agreement or in any certificate or other instrument furnished by Buyer to the Sellers pursuant to this Agreement; or any failure to perform any covenant or agreement of Buyer set forth in this Agreement or the agreements and instruments contemplated herein;

(b) the ownership or operation of (i) the Acquired Assets or the Business (except for such Damages which expressly are Excluded Liabilities) or (ii) any asset of Buyer or any of its Affiliates; or

(c) any Assumed Liability.

8.4 Matters Involving Third Parties.

(a) If any third party shall notify any Buyer Indemnified Party or Seller Indemnified Party (the "Indemnified Party") of any matter (a "Third Party Claim") which may reasonably give rise to a claim for indemnification against Sellers or Buyer, respectively (the "Indemnifying Party"), pursuant to this Article VIII, the Indemnified Party shall promptly (and in any event within ten (10) Business Days after receiving notice of the Third Party Claim or the commencement of Litigation with respect thereto) notify the Indemnifying Party thereof in writing stating that the Third Party Claim may give rise to a claim for indemnification against the Indemnifying Party and specifying the facts constituting the basis for such claim and the amount, to the extent known, of the claim asserted; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is prejudiced.

(b) The Indemnifying Party shall have the right at any time to assume the defense against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party and control the defense of such Third Party Claim so long as the Indemnifying Party conducts such defense actively and diligently.

(c) From and after the date that the Indemnifying Party has assumed and is conducting the defense of the Third Party Claim in accordance with Section 8.4(b), (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim; (ii) the Indemnifying Party and the Indemnified Party shall cooperate fully with each other and their respective counsel in connection with the defense, negotiation or settlement of any such Third Party Claim, including providing access to any relevant books and records, properties, employees and Representatives; provided, however, that, for avoidance of doubt, the foregoing shall not require any Party to waive, or take any action which has the affect of waiving, its attorney-client privilege with respect thereto; (iii) the Indemnifying Party shall not consent to the entry of any judgment on or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld) unless the judgment or proposed settlement involves only the payment of money damages by the Indemnifying Party and does not impose an injunction or other equitable relief upon the Indemnified Party; and (iv) the Indemnified Party shall not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld).

(d) In the event that the Indemnifying Party has not assumed and conducted the defense of the Third Party Claim after notice thereof or, if assumed, fails to conduct the defense actively and diligently, (i) the Indemnified Party may defend against the Third Party Claim in any manner it reasonably may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith); (ii) the Indemnifying Party shall reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including, without limitation, reasonable attorneys' fees and expenses) to the extent such costs are Damages for which the Indemnified Party is actually entitled to indemnification hereunder; and (iii) the Indemnifying Party shall remain responsible for any costs the Indemnified Party may incur resulting from the Third Party Claim to the extent such costs are Damages for which the Indemnified Party is actually entitled to indemnification hereunder.

8.5 Limitation on Indemnification; Calculation of Damages. Notwithstanding anything to the contrary set forth in this Article VIII:

(a) No Buyer Indemnified Party or Seller Indemnified Party shall be entitled to recover from Parent or Buyer, respectively, for any claim for indemnity in respect of Damages arising under Section 8.2(a) or Section 8.3(a), respectively, unless and until the total of all such claims against Parent or Buyer, respectively, in respect of such Damages exceeds $200,000 (the "Basket"), in which case Buyer shall be entitled to the entire amount so claimed.

(b) No Buyer Indemnified Party or Seller Indemnified Party shall be entitled to recover from Parent or Buyer, respectively, or count toward the Basket, any claim for indemnity in respect of any individual Damage arising under Section 8.2(a) or Section 8.2(b) or Section 8.3(a) or Section 8.3(b), respectively, unless and until the claim against Parent or Buyer, respectively, in

respect of such Damage exceeds Twenty-Five Thousand United States Dollars ($25,000) (the "Minimum Claim Amount).

(c) The Buyer Indemnified Parties and the Seller Indemnified Parties shall not be entitled to recover from Parent or Buyer, respectively, Damages arising under Section 8.2(a) or Section 8.3(a), respectively, greater than Two Million and Two Hundred and Fifty Thousand United States Dollars ($2,250,000) in the aggregate (the "Cap").

(d) The Buyer Indemnified Parties and the Seller Indemnified Parties shall not be entitled to recover from Parent or Buyer, respectively, any Damages other than actual compensatory damages, which Damages shall not include punitive, consequential, exemplary or special Damages.

(e) The Buyer Indemnified Parties shall not be entitled to recover from Parent Damages arising out of any change in the use of an Acquired Asset following the Closing.

(f) The Buyer Indemnified Parties and the Seller Indemnified Parties shall not be entitled to recover from Parent or Buyer, respectively, Damages arising under Section 8.2(b) or Section 8.3(b), respectively, that arise from the breach of a covenant (i) in the case of a covenant to be performed on or prior to the Closing, unless the claim for indemnity therefor has been delivered by the first (1st) anniversary of the Closing Date, or (ii) in the case of a covenant to be performed following the Closing, unless the claim for indemnity therefor has been delivered by the first (1st) anniversary of date on which any Buyer Indemnified Party or Seller Indemnified Party, respectively, has become aware (or reasonably should have become aware due to the exercise of its business) of the breach thereof.

(g) The Buyer Indemnified Parties and the Seller Indemnified Parties shall not be entitled to recover from Parent or Buyer, respectively, Damages arising under Section 8.2(a) or Section 8.3(a), respectively, to the extent the breach of the representation or warranty, or the fact giving rise to such breach, that is the subject thereof was actually known by the Buyer or any of its officers or Parent or any of its officers, respectively, as of the Closing Date.

(h) The amount of any Damages for which indemnification is provided under this Article VIII shall be computed net of any third party insurance proceeds and recoveries in respect of third party indemnification obligations actually received by the Indemnified Party in connection with such Damages. Each Indemnified Party agrees to use its commercially reasonable efforts to obtain recovery in respect of any Damages from any third party insurance or third party indemnity which is available in respect of Damages. If an Indemnified Party receives such insurance proceeds or indemnification recoveries in connection with Damages for which it has been indemnified hereunder, the Indemnified Party shall refund to the Indemnifying Party the amount of such insurance proceeds or indemnification recoveries when received, up to the amount for which indemnification was paid hereunder.

(i) Indemnification of the Buyer Indemnified Parties pursuant to this Article VIII on account of any Damages shall be adjusted, if appropriate, to take into account any income tax benefit to be received by Buyer as result of the transaction for which indemnification is being granted, the amount of any such adjustment to be offset by the amount of any tax to be imposed on Buyer on account of the receipt of such indemnification.

(j) Each Indemnified Party shall take all reasonable steps to mitigate any Damages in respect of which a claim could be made under this Article VIII. The amount of any Damages pursuant to which a Buyer Indemnified Party or a Seller Indemnified Party shall be entitled to seek indemnification hereunder shall be deemed reduced by the amount of the Damages resulting from any failure to mitigate such Damages.

(k) No Indemnified Party shall be entitled to recover more than the full amount of any Damage under the provisions of this Agreement in respect of any such Damage.

8.6 Claims and Payment. On each occasion that any Indemnified Party shall be entitled to indemnification under this Article VIII, the Indemnifying Party shall, at each such time, promptly pay the amount of such indemnification following the receipt of notice of a claim therefor. All notices of claims for indemnification hereunder by any Indemnified Party shall be made with reasonable particularity and shall state the amount of Damages sought thereunder. Any indemnification payments made pursuant to this Agreement shall be treated for tax purposes as an adjustment to the Purchase Price, unless otherwise required by applicable law.

8.7 Exclusive Remedy. From and after the Closing, other than in the event of fraud, the remedies set forth in this Article VIII shall be the sole or exclusive remedy of the Indemnified Parties for Damages arising out of a breach of any representations or warranties set forth in this Agreement.

ARTICLE IX
TERMINATION

9.1 Termination of Agreement. The Parties may terminate this Agreement at any time prior to the Closing as provided below:

(a) Buyer and Parent may terminate this Agreement by mutual written consent;

(b) by either Buyer on the one hand, and Parent on the other, if the Closing shall not have occurred by December 31, 2008 (the "Termination Date");

(c) by either Buyer on the one hand, and Parent on the other, if a court of competent jurisdiction or other Government Entity shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby, except if the party relying on such order, decree or ruling or other action has not complied with their obligations under this Agreement;

(d) by Parent, if there has been a breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement that causes the conditions set forth in Article VII to become incapable of fulfillment by the Termination Date, unless waived by Parent; and

(e) by Buyer, if there has been a breach of any representation, warranty, covenant or agreement on the part of Parent and each Seller set forth in this Agreement that causes the conditions set forth in Article VII to become incapable of fulfillment by the Termination Date, unless waived by Buyer; provided, however, that the party exercising its right to so terminate this Agreement pursuant to Sections 9.1(b), 9.1(d) or 9.1(e) shall not have been responsible for such failure for the Closing to occur through a material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

9.2 Effect of Termination. In the event of the termination of this Agreement as provided in this Article IX, this Agreement shall become null and void and of no further force or effect, and there shall be no liability or obligation hereunder on the part of Parent, each Seller, or Buyer, or any of their respective directors, officers, employees, members, partners, Affiliates, agents, representatives, heirs, administrators, executors, successors or assigns, except the obligations of the parties to this Agreement under Article X hereof and this Section 9.2 shall survive any such termination. Notwithstanding the foregoing, nothing herein shall relieve any party from liability for any willful breach of any of their covenants, agreements, representations or warranties contained in this Agreement prior to termination of this Agreement.

ARTICLE X
MISCELLANEOUS

10.1 Expenses. Except as expressly set forth herein, each Party shall bear its own costs and expenses (including, without limitation, legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

10.2 Entire Agreement. This Agreement, the other Transaction Documents and the Confidentiality Agreement constitute the entire agreement between the Parties and supersede any prior understandings, agreements or representations (whether written or oral) by or between the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

10.3 Incorporation of Annexes, Exhibits and Disclosure Schedules. The Annexes to this Agreement and the Disclosure Schedule are incorporated herein by reference and made a part hereof.

10.4 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by each Party except as expressly provided herein. No waiver of any breach of this Agreement shall be construed as an implied amendment or agreement to amend or modify any provision of this Agreement. No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not,

shall be valid unless the same shall be in writing and signed by the Party making such waiver, nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent default, misrepresentation or breach of warranty or covenant. No conditions, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement shall be binding unless this Agreement is amended or modified in writing pursuant to the first sentence of this Section 10.4 except as expressly provided herein. Except where a specific period for action or inaction is provided herein, no delay on the part of any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof.

10.5 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties.

10.6 Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing except as expressly provided herein. Any notice, request, demand, claim or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient; (ii) one (1) Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid); (iii) upon receipt of confirmation of receipt if sent by facsimile transmission; or (iv) three (3) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:

If to the Parent or the Sellers:
NexCen Brands, Inc.
1330 Avenue of the Americas
34th Floor
New York, NY 10019
Attention: Sue Nam
Facsimile: (212) 247-7132

With a copy to:
Kirkland & Ellis LLP
655 15th Street, N.W.
Washington, DC 20005
Attention: Mark D. Director, Esq.
Facsimile: (202) 879-5200

If to Buyer:

Peacock International Holdings, LLC
236 Fifth Avenue
New York, NY 10001
Attention: Mr. Scott Patti
Facsimile: (212) 889-0840

With a copies to:
Ballon Stoll Bader & Nadler, P.C.
729 Seventh Avenue
New York, NY 10019
Attention: Howard D. Bader, Esq.
Facsimile: (212) 764-5060

and

MMG
561 7th Avenue, 17th Floor
New York, NY 10018

Attention: Mr. Allan Ellinger
Facsimile: (212)768-5860

Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Party notice in the manner set forth in this Section 10.6

10.7 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE DOMESTIC LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF NEW YORK OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK.

10.8 Submission to Jurisdiction; Service of Process. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of any state or federal court sitting in New York, New York in any Litigation arising out of or relating to this Agreement or any other Transaction Document and agrees that all claims in respect of such Litigation may be heard and determined in any such court. Each Party also agrees not to bring any action or proceeding arising out of or relating to this Agreement or any other Transaction Document in any other court. Each of the Parties irrevocably and unconditionally waives any objection to the laying of venue in, and any defense of inconvenient forum to the maintenance of, any Litigation so brought and waives any

bond, surety or other security that might be required of any other Party with respect thereto. Any Party may make service on the other Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 10.6; provided, however, that nothing in this Section 10.8 shall affect the right of any Party to serve legal process in any other manner permitted by law or in equity. Each Party agrees that a final judgment in any Litigation so brought shall be conclusive and may be enforced by Litigation or in any other manner provided by law or in equity. The Parties intend that all foreign jurisdictions will enforce any Decree of any state or federal court sitting in New York, New York in any Litigation arising out of or relating to this Agreement or any other Transaction Document.

10.9 Waivers of Jury Trial. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

10.10 Specific Performance. Each Party acknowledges and agrees that the other Party would be damaged irreparably in the event any provision of this Agreement is not performed in accordance with its specific terms or otherwise breached, so that, in addition to any other remedy that a Party may have under law or equity, a Party shall be entitled to injunctive relief to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof.

10.11 Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement. In the event that any of the provisions of this Agreement shall be held by a court or other tribunal of competent jurisdiction to be illegal, invalid or unenforceable, such provisions shall be limited or eliminated only to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect.

10.12 No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

10.13 Mutual Drafting. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

10.14 Disclosure Schedule. All capitalized terms not defined in the Disclosure Schedule shall have the meanings ascribed to them in this Agreement. The representations and warranties of Parent and the Sellers in this Agreement are made and given, and the covenants are agreed to, subject to the disclosures and exceptions set forth in the Disclosure Schedule. The disclosure of any matter in any section of the Disclosure Schedule shall be deemed to be a disclosure for all purposes of this

Agreement and all other sections of the Disclosure Schedule to which such matter relates. The listing of any matter shall expressly not be deemed to constitute an admission by Parent or the Sellers, or to otherwise imply, that any such matter is material, is required to be disclosed under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement. No disclosure in the Disclosure Schedule relating to any possible breach or violation of any Contract or law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. In no event shall the listing of any matter in the Disclosure Schedule be deemed or interpreted to expand the scope of Parent's or the Sellers' representations, warranties and/or covenants set forth in this Agreement. All attachments to the Disclosure Schedule are incorporated by reference into the Disclosure Schedule in which they are directly or indirectly referenced. The information contained in the Disclosure Schedule is in all events subject to the Confidentiality Agreement.

10.15 Headings; Table of Contents. The section headings and the table of contents contained in this Agreement and the Disclosure Schedule are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

10.16 Counterparts; Facsimile Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement or any counterpart may be executed and delivered by facsimile copies, each of which shall be deemed an original.

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

NEXCEN BRANDS, INC.

By: ______________________________
Name: Kenneth J. Hall
Title: President and Chief Executive Officer

NEXCEN FIXED ASSET COMPANY, LLC

By: ______________________________
Name: Kenneth J. Hall
Title: President

NEXCEN BRAND MANAGEMENT, INC.

By: ______________________________
Name: Kenneth J. Hall
Title: President

BILL BLASS HOLDING CO., INC.

By: ______________________________
Name: Craig Hoffman
Title: President

BILL BLASS LICENSING CO., INC.

By: ______________________________
Name: Craig Hoffman
Title: President

BILL BLASS JEANS, LLC

By: NexCen Holding Corporation,
Its Managing Member

By: ______________________
Name: Kenneth J. Hall
Its President

BILL BLASS INTERNATIONAL, LLC

By: ______________________
Name: Craig Hoffman
Title: President

PEACOCK INTERNATIONAL HOLDINGS, LLC

By: ______________________
Name: Cin Kim
Title: CEO